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                                                                    Exhibit 99.1
                                                                    ------------



                       TRACE INTERNATIONAL HOLDINGS, INC.
                                 375 Park Avenue
                              New York, N.Y. 10152








                                                        October 16, 1998





Foamex International Inc.
1000 Columbia Avenue
Linwood, PA  19061
Attention:  Chief Executive Officer

Special Committee of Board of Directors of
    Foamex International Inc.
c/o Gutfreund & Co., Inc.
712 Fifth Avenue
New York, NY  10019
Attention:  Mr. John Gutfreund

                  Re:  Debt Financing
                       New Acquisition Proposal
                       ------------------------

Ladies & Gentlemen:

         This notice is being provided to you pursuant to the terms of the Agreement and Plan of Merger, dated as of June 25, 1998, by and among Trace International Holdings, Inc. ("Trace"), Trace Merger Sub, Inc. and Foamex
International Inc. ("Foamex"), as amended on July 6, 1998 (the "Merger Agreement"). Capitalized terms used herein but not otherwise defined shall have the meaning ascribed to them in the Merger Agreement.

         Trace has been informed that due to changes in market conditions the financing contemplated by the Merger Agreement will not be available. In addition, the commitment letter for the bank debt portion of the financing expired on October 15, 1998. Pursuant to Section 5.10 of the Merger Agreement, Trace has been using its reasonable best efforts to obtain financing on terms and conditions not materially less favorable to Trace than those set forth in the Financing Letters. However, based on current market conditions and discussions with investment and commercial banks,

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Foamex International Inc.
Special Committee of
  Board of Directors of  Foamex
October 16, 1998
Page 2


all of whom have indicated that they would not be able to finance a transaction at a price of $18.75 per share, Trace believes that it will not be able to obtain such alternate financing.

         In light of expectation that Trace will be unable to obtain alternate financing, Trace hereby submits a revised proposal to acquire all of the outstanding shares of Common Stock of Foamex not currently owned by Trace or any of its subsidiaries for a cash price of $12.00 per share. In connection with the financing of this proposal, Trace will arrange the $800 million necessary for the financing of the new proposal through The Bank of Nova Scotia.

         This new proposal is subject to a number of conditions, including (1) the approval of the board of directors of Foamex, (2) the approval of the stockholders other than Trace and its subsidiaries, (3) the receipt of necessary financing, (4) the termination of the existing Merger Agreement, (5) the execution of a new definitive merger agreement prior to November 5, 1998, at which time the financing arrangement will expire if no agreement is executed and
(6) other conditions currently contained in the Merger Agreement or as may be typical for transactions of this type.

         Trace believes that this new proposal is a fair one that will benefit the public stockholders of Foamex. The price represents a 14.3% premium over the closing market price on October 15, 1998 of $10.50 and enables the public stockholders to receive cash for their shares.

         Trace anticipates that upon the completion of the acquisition, the Common Stock of Foamex will cease to be quoted on the Nasdaq National Market System and that the Common Stock will be deregistered under the Securities Exchange Act of 1934, as amended.



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Foamex International Inc.
Special Committee of
Board of Directors of  Foamex
October 16, 1998
Page 3


         Thank you for your consideration of this new proposal. Please respond as soon as practicable so that both parties may proceed with this new proposal.

                                            Sincerely yours,


                                            By:/s/ Karl H. Winters
                                               -------------------
                                               Name:  Karl H. Winters
                                               Title: Vice President Finance
                                                      and Controller

cc:  Victor I. Lewkow, Esq. (Cleary, Gottlieb, Steen & Hamilton)